Exhibit 99.2

Jonathan Litt (Founder and CIO at Land & Buildings):

Welcome to Land and Buildings Aimco conference call. I’m Jon Litt and I’m joined today with my partner, Corey Lorinsky. We have titled this report Aimco 26 Years is Long Enough. We are asking you to vote on the gold consent form for a special meeting of Aimco shareholders. At that special meeting, we are asking shareholders to vote on an advisory basis on whether they believe the spin of substantially all of Aimco’s assets on a taxable basis is in the best interest of all shareholders. So please, you should have your voting materials, vote. If you have any questions, please reach out to us and we are more than happy to help you sort out how to make your vote.

Two topics that we are going to address today. First, why are we here? And we are here to vote for a special meeting. And the second is that there is a strong case for change and Aimco.

So why are we here? Aimco’s leadership is stifling shareholder voices. Aimco’s proposed taxable spin will distribute 90% of Aimco’s apartments to shareholders. Aimco’s board and management has refused to put the spin to a shareholder vote after numerous requests. This is a large company. It’s got a $5.3 billion equity market cap today. And the company’s own NAV suggest that there is 77% upside from the current share price of $33.72. We don’t believe that this transaction will unlock that net asset value. We believe that net asset value can be unlocked in other ways, including fixing the company or selling the company and we believe there is a large liquid market for sale of these assets.

Three key points. The first, the proposed spinoff impairs the company’s net asset value immediately. They are looking to have this effective in mid December and their own documents show that the shareholders of the new spin could lose as much as $8 in value to taxes. These taxes will be phantom taxes which shareholders are going to have to reach in their pocket to pay because the company will not distribute to shareholders any income or cash in order to pay the taxes. Number two, the spin creates material conflicts of interest between the chairman and CEO and shareholders. The chairman and CEO will not incur the taxes for the vast majority of his ownership that he is asking shareholders to incur. He is going to maintain a low basis in these assets where shareholders will have a high basis in the assets. He may not want to sell because he will have to pay taxes on asset sales that would cause a taxable event, whereas we as shareholders may want to sell assets post spin because that might be the most efficient thing to do to realize value. Furthermore, the CEO will get an immediate windfall by removing up to a billion dollars of taxes from the company’s balance sheet as “New Co’s” share price will no longer reflect that liability and his units are tied to “New Co’s” share price.

The company has persistently and consistently over 26 years underperformed its peers no matter how you slice it, but we are going to talk more about each of these topics in the following pages.

First, a quick portfolio overview. The company operates about 30,000 apartment units in 17 states. You can see here on the map where they operate at about $2,200 a month in rent these are not the same urban coastal units that you see in other portfolios where rents are $3,000, $4,000 $5,000 a month.

Shareholders deserve a choice in the transaction, which involves about 90% of the assets. In a sale of 90% of the assets shareholders would have a say, but because they are distributing this to shareholders through a spin, they found a way to get it done without requiring a shareholder vote. They are asking us to rely on the board and an army of advisors has determined what is in the best interest of shareholders without asking the shareholders’ opinion. And we think shareholders should approve this transaction. As I said before, the spin may cost shareholders up to $8 a share with no cash to pay the taxes. The stock has underperformed peers from the day of the announcement of this transaction and from the day unfortunately the announcement of our involvement with the company. To reiterate, the CEO will not incur taxes on his ownership units, and he is going to remain chairman and CEO of both companies potentially doubling up on comp, potentially re-striking his option in HPU compensation unit strike prices to reflect the changed tax basis.

Shareholders will be left with two companies, Aimco and AIR, which combined are unlikely to trade anywhere near the stated NAV of $58. The company’s own materials confirmed that in the most optimistic case, the value falls well short of $58. The company is muzzling shareholders from having their voices heard on the future of their company by rushing to complete this transaction in December, well before the company’s annual meeting of shareholders, which is typically in April, just four months later. The board should have considered all alternatives to maximize value for shareholders, but as their documents reveal, the board considered a very narrow group of transactions surrounding the spin.

Maximizing value for all shareholders. Did they evaluate all alternatives? Our view is fix it and get to NAV or sell it. We believe that the proposed transaction does neither. It does not fix the company. We believe shareholders should demand and they deserve a highly regarded management team, which clearly this company does not enjoy. A truly independent board, which this company does not enjoy. Value creating capital allocation, which the company has not enjoyed. And they certainly appeared not to have evaluated all strategic options, including the sale of the company. Just two weeks ago, Starwood KKR and Blackstone reiterated that apartments were at the top of their shopping list. Starwood commented that there is wild bidding occurring for apartment assets. Blackstone commented that cap rates are 4.5% or level below with wild bidding going on and financing in the 2% range at 70-75% loan to value. Aimco trades at a 6.2% implied cap rate, a massive discount likely due to the management and board of this company serving their own interests.

What is the rush anyway? We believe the board has deliberately designed this transaction to avoid the shareholder vote. They announced it in September. We asked them to put it to a vote a week later and not only have they not done it, they said it is a distraction to hear shareholders voices and what we are doing.

The board is using the corporate machinery of a vote to disadvantage shareholders. They set the record date as November 4th, 43 days after we asked them to put this to a shareholder vote. They know the further they push it out then when we deliver the requisite votes, they can push the actual meeting of shareholders out and maybe they can push the shareholder meeting after the spin mooting the necessity for the shareholder meeting. Aimco and its advisors are well aware that the special meeting requests is just the first step in a two-step solicitation process required to call and hold a special meeting yet they set this outside date of November 4th and they could have done it in early October. We have asked the board to set the record date earlier and they refuse to do so. It seems clear that the board is attempting to delay the solicitation process or avoid an advisory vote on the spin. We believe this delay tactic represents a thinly veiled attempt by the board to create the illusion that it is being responsive to shareholder concerns despite the fact that they are being deprived of the opportunity for their voices to be heard on this material transaction. Shareholders deserve a referendum on the sale of 90% of the company and the board’s latest maneuver has only solidified our belief that they cannot be trusted. Having a shareholder referendum is more critical than ever.

We have requested the special meeting. We believe that there are very valid reasons for it. They are destroying value. There are going to be conflicts of interest and we urge you to vote and consent to the calling of a special meeting.

In most spins there is “Good Co” and “Bad Co”. Here we have “Bad Co” and “Worse Co”. And while the spin is going to own a good portfolio of assets, the conflicts of interest that are present between shareholders and the CEO and “Old Co” and “New Co” are real and can have a material adverse impact on shareholders.

Don’t take our word for it. Both the wall street analytical community has doubts about this transaction as do investors and clients of Citigroup. Citigroup conducted a survey, and they asked the question, will Aimco create additional value through the announced spin? 72% said no. They asked another question. Should Aimco have a shareholder vote to approve the transaction? 90% said yes.

Aimco’s board is hiding behind state law to avoid a vote. They say that no spin has been submitted to a shareholder vote in the last 10 years, nor has a spin included 90% of a company’s assets.

Aimco does not want to hear from shareholders. They said in their materials in response to ours that the board believes Land and Building’s solicitation is distracting and may cause the company to incur significant costs. Distracting? This is the single biggest decision this company has made in its 26-year history. It is going to materially impair NAV. It is going to be a material cost to shareholders. This is not at all distracting. And they are talking about the cost - the costs of this solicitation are de minimis. Consider the billion dollars in taxes they are asking shareholders to foot. Consider three investment banks that are advising on this. And consider the undisclosed debt defeasance costs that they are going to pay to fund the $2.5 billion of new debt they plan to put on the company. That could add another $150-$300 million of transaction cost to get this spin done.

The board’s own analysis makes clear that the value of the company post spin is going to be less than the value of the company pre spin and you can see it here on this page.

With that, I would like to turn it over to my partner, Corey Lorinsky who will take you through the strong case for change.

Corey Lorinsky (Principal and Portfolio Manager at Land & Buildings):

Thanks Jon. There is a strong case for change at Aimco given the consistent and persistent underperformance across a whole host of metrics. Leadership has failed to deliver to shareholders on what we believe are the most relevant metrics. There has been massive total shareholder return underperformance relative to apartment peers, proxy, peers, and other relevant benchmarks. There is a persistent discount to NAV that the company has traded at. The underperformance also falls at the operational level as well as capital allocation failures. All at the same time, while there has been excessive compensation in the C-suite overseen by a long-tenured, over-tenured board.

This slide clearly illustrates the long-term underperformance of Aimco. Aimco has underperformed its most comparable peer group, the apartment peers, in our view, by over 900% since its July 1994 IPO. That underperformance is also evident on more recent timeframes, on the trailing one, three and five years Aimco has underperformed apartment peers has underperformed its proxy compensation peers and has underperformed the REIT index under all four of these time periods, despite the strength of the apartment asset class over this timeframe.

Most troubling though, the company trades at a persistent and consistent discount to NAV while other apartment REITs have often traded near or at premiums to NAV. And this is a result of shareholders voting with their feet, in our view, selling the stock and not wanting to partner as shareholders with the existing management team and board and their strategic decisions. This NAV we think is very real and Aimco evidenced that themselves by selling an interest in a $2.4 billion apartment portfolio at a 4% cap rate while the company itself continues to trade in the sixes on an implied cap rate basis, a significant discount to NAV.

The underperformance is not just on total shareholder returns, it is across a host of metrics. Additionally, the company has had significantly higher G&A as a percent of a revenue than its apartment peers. However, the company has stated in its filings that it has the lowest relative G&A in the sector. And that is because the company is taking credit for pro forma statistics of AIR, the new company, that does not even exist yet. Additionally, they’re shifting goalposts and changing and cherry picking their peer group, excluding apartment REITs Camden Property Trust, ticker CPT, and Mid America, ticker MAA, from their peer group given that those were, in our view, two better performing apartment peers that they do not want to have to compare themselves to.

This underperformance also is seen in cash flow and earnings growth as we define as core FFO per share where you can see consistent and significant underperformance over the one, three, five, and 10 year periods, including 63% less cash flow growth than proxy apartment peers over the past decade. Additionally, Aimco has talked about their very strong ability and acumen in controlling costs, but that is not evident in their margins. As you can see in the chart on the bottom right, their EBITDA margins are badly underperforming apartment peers over the past several years consistently.

They themselves in their own filings make clear that they are trading at a discount to their peers and that this has been a persistent discount. However, they don’t seem to be able to figure out why. They claim they have excellent real estate and they have strong operations, but we think they are failing to look in the mirror and the buck should be stopping with the C-suite and the board and this transaction is not fixing what we believe are the main problems and deficiencies with Aimco.

For example, Chairman and CEO Terry Considine has made over $35 million in compensation over the past five years, 20% more than the average apartment REIT peer while running a company half the size and underperforming across a host of metrics for years. 94% of chairman Considine’s ownership also will not be subject to the tax implications of the deal based on our estimates, a significant conflict of interest.

Additionally, the corporate governance problems at this company goes to the board and you can see very plainly on this page the long tenure of the majority of the board, well over a decade on average, including chairman Considine that has been there since the IPO in 1994, as well as a host of concerns, highlighted by other institutions, such as ISS, which views the governance at Aimco as high-risk and Green Street Advisors, which gives Aimco the lowest governance score in their apartment REIT coverage. The company has not opted out MUTA, which would allow them to stagger the board without shareholder approval. And John Rayis, a recent addition to the Aimco board, practiced law at Skadden for 34 years and Skadden of course represents Aimco yet he is considered independent. And this Aimco board will become the spin-co AIR’s board board and be transporting that track record over.

There’s a long history and a clear pattern of value destruction on the capital allocation front, in our view, at Aimco. Parkmerced is only the most recent example of this poor capital allocation. This is a deal that was entered into less than a year ago. $275 million mezzanine loan that they claimed would earn 10% interest. But as was disclosed in the first quarter of this year, even before the pandemic was causing any issues at apartments, the loan was only yielding less than 1% cash interest. And now as the pandemic has worn on there is likely to be substantial write downs to this loan less than a year after Aimco entered into it as the tranches senior to the debt of this mezzanine loans are already trading at a discount.

And one major thing Aimco believes they are solving with this split is the reduction of complexity and creating a simplified entity in the AIR company. However, we see nothing the sort and in fact we see increased complexity as one company becomes two entities and those two entities that have an ongoing complex relationship. For example, AIR for an indefinite period of time will be responsible for property management and administrative services to Aimco, the the smaller orphan company that will have minimal cash flow and likely may not be in many REIT indices over time. Additionally, Aimco will lease assets from AIR and AIR will have a loan on the books to Aimco, an ongoing complex financial relationship and that is before any new transactions are entered into in the future, which appears highly likely given the continued relationship between the companies with chairman Considine being chairman of both companies and currently CEO of both companies.

Finally, in conclusion, shareholders deserve to have their voices heard on the merits of the spin and any major transaction this or any company is involved in. There is potential for material shareholder value destruction at this company and we believe this is a thinly veiled attempt by the board and management to rid themselves of a decades long poor track record rather than address the fundamental issues challenging the company. We do not believe there was a fulsome exploration of all strategic alternatives and the best thing we believe shareholders can do at this point is to consent to a special meeting to have their voices heard on an advisory vote on the proposed spinoff between AIR and Aimco.

Thank you.